RELX PLC

Director/ PDMR Shareholdings

Following shareholder approval of the 2026 Directors’ remuneration policy, additional share awards relating to the 2026-2028 LTIP cycle were granted to Executive Directors.

There is no change to their shareholdings.

RELX PLC

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Erik Engstrom
2	Reason for the notification
a)	Position/status	PDMR
b)	Initial notification /Amendment	Initial notfication
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	RELX PLC
b)	LEI	549300WSX3VBUFFJOO66
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Ordinary Shares of 14 51/116p each ('Ordinary Shares')

	Identification code	GB00B2B0DG97

b)	Nature of the transaction

Grant of a conditional award over Ordinary Shares under the RELX PLC Long Term Incentive Plan 2023. There is no price payable on the grant or vesting of the award. Vesting is subject to the achievement of performance conditions over a three-year period.

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		Nil	96,254

d)	Aggregated information

	- Aggregated volume	96,254

	- Price	Nil

e)	Date of the transaction	2026-04-27
f)	Place of the transaction	Outside of a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Nick Luff
2	Reason for the notification
a)	Position/status	PDMR
b)	Initial notification /Amendment	Initial notfication
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	RELX PLC
b)	LEI	549300WSX3VBUFFJOO66
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Ordinary Shares of 14 51/116p each ('Ordinary Shares')

	Identification code	GB00B2B0DG97

b)	Nature of the transaction

Grant of a conditional award over Ordinary Shares under the RELX PLC Long Term Incentive Plan 2023. There is no price payable on the grant or vesting of the award. Vesting is subject to the achievement of performance conditions over a three-year period.

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		Nil	32,233

d)	Aggregated information

	- Aggregated volume	32,233

	- Price	Nil

e)	Date of the transaction	2026-04-27

f)	Place of the transaction	Outside of a trading venue